UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  May 27, 2008


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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RESEARCH UPDATE

NOVO NORDISK FILES FOR REGULATORY APPROVAL OF LIRAGLUTIDE IN BOTH THE US AND EUROPE

Novo Nordisk today announced the submission of a New Drug Application (NDA) to the Food and Drug Administration (FDA) in the US as well as a marketing authorisation application to the European Medicines Agency (EMEA) in Europe, for the approval of liraglutide, a once-daily human GLP-1 analogue, for the treatment of people with type 2 diabetes.

Both the US and the European applications contain documentation from an extensive clinical development programme that included around 6,500 people of which approximately 4,200 received liraglutide. The programme was designed to obtain the indication for use of liraglutide to treat type 2 diabetes as an adjunct to diet and exercise, both as monotherapy and in combination with commonly used antidiabetic medications. The majority of people were included in the phase 3 trials constituting the LEAD(TM) (Liraglutide Effect and Action in Diabetes) programme. The LEAD(TM) programme has compared liraglutide with three widely used classes of antidiabetic drugs - sulfonylurea, glitazone or basal insulin - and the programme confirmed a statistically significant benefit of liraglutide on the primary endpoint, lowering of blood glucose (HbA1c), as well as on the secondary endpoint, weight loss.

Mads Krogsgaard Thomsen, executive vice president and chief science officer at Novo Nordisk, said: "This is a major achievement for Novo Nordisk and it represents a huge amount of work done by Novo Nordisk employees and our collaborators across the world. We are very pleased with the results from the programme demonstrating that liraglutide will be able to offer benefits to people with type 2 diabetes. We are enthusiastic about the prospect of bringing liraglutide to market after completion of the regulatory process."

Novo Nordisk still expects to file for marketing approval of liraglutide in Japan in the third quarter of 2008.

The submission of liraglutide in the US and Europe does not impact Novo Nordisk's expectations for the company's financial results for 2008, which were provided on 30 April in connection with the release of the financial results for the first quarter of 2008.

ABOUT LIRAGLUTIDE, LEAD(TM) AND HBA1C
Liraglutide is a once-daily human analogue of the naturally occurring hormone Glucagon-Like Peptide-1 (GLP-1). Liraglutide works by stimulating the release of insulin only when glucose levels become too high and by inhibiting appetite. In contrast to most other antidiabetic treatments, liraglutide also leads to weight loss instead of weight increase.

The portfolio of LEAD(TM) studies for liraglutide included around 4,000 patients with type 2 diabetes whose blood glucose is inadequately controlled. The programme was comprised of five randomised, controlled, double-blind studies conducted in more than 40 countries.

o The LEAD(TM) 1 and LEAD(TM) 2 studies investigated the effect of different doses of liraglutide in combination with a single oral antidiabetic drug, glimepiride and metformin respectively.

o The LEAD(TM) 3 study compared the effect of liraglutide with glimepiride when used as monotherapy.

o The LEAD(TM) 4 study investigated the effect of different doses of liraglutide in combination with metformin and rosiglitazone.

o The LEAD(TM) 5 study compared the effect of liraglutide with insulin glargine when used as add-on therapy in patients inadequately controlled by two of the most widely used oral antidiabetic drugs: metformin and a sulfonylurea (glimepiride).

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o    At the annual meeting of the American Diabetes Association (ADA) to be held in San Francisco on 6-10 June 2008, Novo Nordisk will present detailed results from the LEAD(TM) phase 3 programme with liraglutide.

HbA1c is an abbreviation for glycated haemoglobin HbA1c. The level of HbA1c reflects the average blood glucose level over the past two to three months and a decrease is therefore a measure of treatment effect. The higher the blood glucose the more glucose binds to haemoglobin (glycation).

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,300 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.


Further information:
Media:                       Investors:

Outside North America:       Outside North America:
Mike Rulis                   Mads Veggerby Lausten
Tel: (+45) 3079 3573         Tel: (+45) 4443 7919
mike@novonordisk.com         mlau@novonordisk.com
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                             Hans Rommer
                             Tel: (+45) 4442 4765
                             hrmm@novonordisk.com
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In North America:            In North America:
An Phan                      Christian Qvist Frandsen
Tel: (+1) 609 987 4893       Tel: (+1) 609 919 7937
anph@novonordisk.com         cqfr@novonordisk.com
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Stock Exchange Announcement no 29 / 2008

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 27, 2008                            NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer